Exhibit 99.1

December 1,2008

Dear Shareholder:

        You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of Scopus Video Networks Ltd. (“we, ” the “Company” or “Scopus”) to be held at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Tuesday, December 30, 2008, at 5:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Annual General Meeting ” or the “Meeting ”).

        The agenda of the Annual General Meeting is as follows:

        1. To approve the appointment of the Company’s independent auditors;

        2. To elect two directors as class II directors, to hold office until the 2011 annual general meeting of shareholders;

        3. To elect two external directors for a three year term;

        4. To approve a compensation package for the non-employee directors (including the two external directors) for their services as members of the Board of Directors; and

        5. To consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2007.

        We believe that Proposals 2 and 3 are of particular importance for the following primary reasons:

—	Our Board of Directors currently consists of seven (7) directors (two of whom are external directors elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At the Meeting, four slates (two of external directors and two of our class II directors) will be submitted for election (or reelection in the case of some of the nominees); and

—	As you may know, on November 6, 2008, Optibase Ltd. (“Optibase”), a 36.3% shareholder of the Company and our “controlling shareholder” (as such term is defined in the Companies Law”), sent us a letter requesting that we convene a shareholder meeting to appoint (1) Ms. Tali Yaron-Eldar as our external director; (2) Mr. Moshe Ran as our external director; and (3) Mr. Alex Hilman as our class II director. The request came shortly after the negotiations between Scopus and Optibase regarding our acquisition of Optibase’s business were suspended. A copy of the aforesaid letter, dated November 6th, was filed by Optibase with the SEC under Schedule 13D on November 7, 2008, and may be viewed through the EDGAR website of the SEC at www.sec.gov.

Proposals 2 (Class II Directors) and 3 (External Directors)

        Proposal 2 (Class II Directors): Our Board of Directors recommends to our shareholders to elect the following nominees as class II directors: (1) Mr. Yaron Simler, our Chief Executive Officer, who has served as our director since August 2005, and (2) Mr. Yoram Oron, the founder and Managing Partner of Vertex Venture Capital, one of our principal shareholders, who was recently appointed to the Board. Consequently, while our Board of Directors noted that Mr. Hilman, Optibase’s proposed nominee for class II director, is, to its knowledge, an esteemed individual and professional, our Board is recommending that shareholders vote FOR the election of Messrs. Simler and Oron and AGAINST the election of Mr. Hilman, Optibase’s proposed nominee, for the reasons more fully detailed in the enclosed proxy statement.

        Proposal 3 (External Directors): Our Board of Directors recommends to our shareholders to elect the following nominees as external directors: (1) Louis Silver, our current external director, and (2) Ms. Tali Yaron-Eldar, Optibase’s proposed nominee for such position. Consequently, while our Board of Directors noted that Mr. Moshe Ran, Optibase’s other proposed nominee for external director is, to its knowledge, an esteemed individual and professional, our Board recommends that shareholders vote FOR the election of Mr. Silver and Ms. Yaron-Eldar and AGAINST the election of Mr. Ran, Optibase’s other proposed nominee, for the reasons more fully detailed in the enclosed proxy statement.

How to Vote

        The following chart summarizes how our Board recommends that you vote:

Proposal #	Description	Board Recommendation

1	Appointment of the Company's independent auditors	FOR
2(A)	Election of Mr. Simler as class II director	FOR
2(B)	Election of Mr. Yoram Oron as class II director	FOR
2(C)	Election of Mr. Alex Hilman as class II director	AGAINST
3(A)	Election of Mr. Louis Silver as external director	FOR
3(B)	Election of Ms. Tali Yaron-Eldar as external director	FOR
3(C)	Election of Mr. Moshe Ran as external director	AGAINST
4	Compensation package for non-employee directors (including the two external directors)	FOR

Voting Instructions

        We encourage you to read carefully the proxy statement, which discusses in detail the various matters to be voted upon at the Meeting. Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than 48 hours before the Meeting. No postage will be required if mailed in the United States.

        Your Board is committed to maximizing shareholder value for all of the Company’s shareholders. Electing the Board’s recommended nominees, as set forth in Proposals 2(A), 2(B), 3(A) and 3(B), would maintain and protect the Board’s independence, improve the Board’s ability to consider strategic alternatives and allow the Board an opportunity to maximize shareholder value.

        We appreciate your continuing interest in Scopus Video Networks Ltd.

Very truly yours, David Mahlab Chairman of the Board of Directors

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2008

NOTICE AND PROXY STATEMENT

        This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”), of Scopus Video Networks Ltd. (the “Company”) in connection with the 2008 Annual General Meeting of Shareholders of the Company to be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Tuesday, December 30, 2008, at 5:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Annual General Meeting” or the “Meeting”).

        At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

        1. To approve the reappointment of Brightman Almagor Zohar, a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2008, and for the period until immediately following the next annual general meeting of the shareholders, and to empower the Board of Directors to determine the auditors’ compensation, or to delegate to the Audit Committee thereof the authority to do so;

        2. To elect two directors as class II directors, to hold office until the 2011 annual general meeting of shareholders or until a successor has been duly elected;

        3. To elect two external directors; and

        4. To approve a compensation package for the non-employee directors (including the two external directors) for their services as members of the Board of Directors.

        In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2007.

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, is required to constitute approval of each of the Proposals, except that Proposal 3 and Proposal 4 (solely as it relates to the grant of stock options to external directors) would also require that either: (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

        Shareholders of record at the close of business on November 30, 2008, will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy card as promptly as possible in the enclosed pre-addressed envelope. Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company no later than 48 hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

David Mahlab	Yaron Simler
Chairman of the Board of Directors	Chief Executive Officer

December 1, 2008

SCOPUS VIDEO NETWORKS LTD.

10 Ha’amal Street, Park-Afek,
Rosh-Ha’ayin 48092, Israel.

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2008

        This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Scopus Video Networks Ltd. (the “Company”, “we,” or “Scopus”) of proxies to be voted at the 2008 Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on Tuesday, December 30, 2008, at 5:00 p.m., local time, at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about December 1, 2008.

Principal Executive Office

        The mailing address of the principal executive offices of the Company is 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel, and our telephone number there is +972 (3) 900-7700.

Shareholders Entitled to Vote

        Only shareholders of record of Ordinary Shares at the close of business on November 30, 2008 (the “Record Date”), are entitled to notice of and to vote at the Meeting. As of November 22, 2008, the Company had 14,046,253 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

Proxies; Counting of Votes

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least forty eight (48) hours prior to the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company (“Ordinary Shares”) covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the NASDAQ, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in accordance with the recommendation of the Board of Directors on each proposal.

        Shareholders may vote their shares at the Meeting, whether or not they attend, by appointing “proxies” to vote on their behalf. A shareholder may appoint a proxy by delivering an appointment of a proxy to the Company at least forty eight (48) hours prior to the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

        We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        The Company will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. We also reserve our right to engage a proxy solicitor in connection with this solicitation. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Quorum and Voting Requirements

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, is required to constitute approval of each of the Proposals, except that Proposal 3 and Proposal 4 (solely as it relates to the grant of stock options to external directors) would also require that either: (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

        At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum, at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned Meeting the necessary quorum for the business for which the original Meeting was called shall be two shareholders holding at least 10% of the issued and outstanding share capital of the Company.

Reporting Requirements

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

        The following table sets forth certain information as of November 22, 2008 concerning the persons or entities known to the Company to own beneficially, unless otherwise indicated, more than 5% of the Company’s outstanding Ordinary Shares. The information presented in this table is based on 14,046,536 Ordinary Shares outstanding as of November 22, 2008. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Shares Beneficially Owned	Percentage Ownership

Optibase Ltd.	5,105,223	5,105,223	36.3%
AWM Investment Company Inc.	2,841,167	2,841,167	20.2%
S Squared Technology	901,000	901,000	6.4%
Pitango Venture Capital Fund III	844,336	844,336	6.0%
Polar Securities Inc.	827,744	827,744	5.9%
Vertex Venture Capital	561,126	561,126	4.0%

Directors and Senior Managers

        The following table sets forth, as of November 22, 2008, the number of ordinary shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group.  The information in this table is based on 14,046,253 ordinary shares outstanding as of November 22, 2008. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, November 22, 2008. The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage of Ownership

David Mahlab, Chairman of the Board	46,765	597,188	3.8%
Yaron Simler, CEO and Director	-	449,810	2.9%
Moshe Eisenberg, Chief Financial Officer	-	-	*
Adi Bonen	-	-	*
Ovadia Cohen, VP, Marketing	-	-	*
Shimon Shanor, VP Sales	-	-	*
Gadi Canfi, VP Professional services	-	-	*
Shlomo Arbiv, VP, Finance	-	-	*
Moshe Rousso, VP, Research and Development	-	-	*
Ronit Kalujny, VP, Operations	-	-	*
Sharon Witzrabin, VP, Human Resources	-	-	*
Jackie Goren (Rozenblum), Director	-	-	*
Michael Anghel, Director	-	-	*
Louis Silver, Director	-	-	*
Orit Leitman, Director	-	-	*
Total for the group	66,808	1,485,052	10.0%

* Less than 1% of the outstanding ordinary shares.

EXECUTIVE COMPENSATION

        Except as we otherwise describe below, we have not paid any cash compensation to members of our Board of Directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we paid to our directors and executive officers (including persons who served as directors or executive officers for only a portion of 2007, and whether or not serving as such as of December 31, 2007) as a group for 2007 (19 persons) was $4.1 million. This amount includes $140,000 that was set aside or accrued to provide for pension, retirement or similar benefits and $1.5 million stock-based compensation expense. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        During 2007, five of our non-employee directors were entitled to receive aggregate fees of $48,000 per quarter, plus reimbursement of related expenses. Directors who are also our employees do not receive any additional compensation for serving on the board of directors or attending board meetings.

        As of November 22, 2008, there were outstanding options to purchase 2,180,298 ordinary shares granted to our directors and officers (16 persons).

FORWARD-LOOKING STATEMENTS

This Proxy Statement and other related documents delivered to you may include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. Forward-looking statements that are based on various assumptions may be identified by the use of forward-looking terminology, such as “may,” “expects,” “intends,” “believes,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including those set forth in our annual report on Form 20-F. Except as required by law, Scopus does not undertake any obligation to update forward-looking statements made herein.

PROPOSAL 1: APPOINTMENT OF INDEPENDENT AUDITORS
(Item 1 on the Proxy Card)

Background

        Under the Companies Law and our Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles of Association, the Board of Directors (or the Audit Committee thereof, if it is so authorized by the Board of Directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of NASDAQ.

        Our Audit Committee and Board of Directors have selected the accounting firm Brightman Almagor Zohar, a member of Deloitte Touche Tohmatsu, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2008 and for the period until immediately following the next annual general meeting of shareholders.

        Brightman Almagor Zohar has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Brightman Almagor Zohar is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Proposal

        Shareholders are being asked to approve the selection of Brightman Almagor Zohar as the Company’s independent auditors for the year ending December 31, 2008 and for the period until immediately following the next annual general meeting of shareholders, and to authorize our Board of Directors to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve the appointment of Brightman Almagor Zohar, a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2008 and for the period until immediately following the next annual general meeting of shareholders, and to empower the Board of Directors to determine the auditors’ compensation, or to delegate to the Audit Committee thereof the authority to do so.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

PROPOSAL 2: APPOINTMENT OF TWO CLASS II DIRECTORS
(Items 2(A), 2(B) and 2(C) on the Proxy Card)

Background

        Our Board of Directors currently consists of seven (7) directors, a majority of whom are independent as required under the NASDAQ Marketplace Rules, or NASDAQ rules.

        According to the Company’s Articles of Association, our directors are elected in three staggered classes (which we refer to as class I, class II and class III) by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At every annual general meeting, a different class of directors is elected, so that the regular term of only one class of directors expires annually.

        At the Annual General Meeting, shareholders will be asked to elect two class II directors to hold office until the 2011 annual general meeting of shareholders or until their successors have been duly elected. Currently, class II consists of (1) Mr. Yaron Simler, our Chief Executive Officer, who has served as our director since August 2005, and (2) Mr. Yoram Oron, the founder and Managing Partner of Vertex Venture Capital, one of our principal shareholders, who was recently appointed to the Board.

    Mr. Mahlab, the Chairman of our Board of Directors, Ms. Jackie Goren and Ms. Orit Leitman continue to serve the Company as the two directors of class III (Mr. Mahlab and Ms. Goren, whose terms expire at our 2009 annual general meeting) and the sole director of class I (Ms. Leitman, whose term expires at our 2010 annual general meeting). As to our two external directors, see Proposal 3 below.

Our Nominees for Class II Directors

        The Board of Directors, following the recommendation of our independent directors in accordance with NASDAQ rules, recommends to our shareholders to elect Yaron Simler and Yoram Oron as class II directors.

        A brief biography of each director nominee is set forth below. The following information is supplied with respect to each person recommended to be elected by our Board of Directors and is based upon the records of the Company and information furnished to it by the nominees.1

        Dr. Yaron Simler has served as our Chief Executive Officer since January 2007, and as a Director since August 2005. Dr. Simler served as our President from August 2005, until February 2007. From 2000 to 2005, Dr. Simler served as President of the Convergent Systems Division (CSD) of Harmonic, Inc. Previously, from 2000 to 2001, Dr. Simler served as Vice President of Marketing for CSD. Dr. Simler holds a B.Sc. in Electrical Engineering from Tel Aviv University and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

        Yoram Oron is a Managing Partner at Vertex Venture Capital, a venture capital firm investing in Israeli technology companies, which he founded in 1996. From 1992 to 1996, Mr. Oron served as President and Chief Executive Officer of Aryt Industries, Ltd., a holding company with interests in the defense and communication sectors. From 1989 to 1992, Mr. Oron served as Vice-President of Geotek Communications, Inc., a provider of mobile communication services, and Chairman of Telegate Communications. Mr. Oron currently serves on the board of directors of several companies, including NovaFora, Inc., a developer of high definition video processors for consumer multimedia entertainment products, and Genoa Color Technologies, Ltd., a developer of solutions for flat panel display televisions. He also served as our director from January 2001 to December 2005. Mr. Oron holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, Israel and an M.B.A from Tel-Aviv University, Israel.

1 For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid (or to be paid) to these nominees, see above under the caption “Executive Compensation” above and Proposal 4 below.

Optibase Nominee for Class II Director

        Optibase Ltd. (“Optibase”), a 36.3% shareholder of the Company and its “controlling shareholder” (as such term is defined under the Companies Law), proposed to appoint Mr. Alex Hilman as a class II director.

        A brief biography of such director nominee is set forth below. The following information is supplied based upon information furnished to the Company by the nominee.2

        Alex Hilman serves as member of the board of directors of Optibase Ltd. since 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies in Israel and abroad. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC (International Federation of Accountants), and is a member of the Small & Medium Practitioners Committee in IFAC. Mr. Hilman lectured on taxation in Tel-Aviv University (1992–2006) and in other institutes, and has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accounting and Economics from Tel Aviv University.

Proposals 2(A), 2(B) and 2(C)

        Our Board of Directors, following the recommendation of our independent directors in accordance with NASDAQ rules, proposes to elect (1) Yaron Simler, our Chief Executive Officer (Proposal 2(A)) and (ii) Yoram Oron, the founder and Managing Partner of Vertex Venture Capital (Proposal 2(B)) as our class II directors. Consequently, while our Board of Directors noted that Mr. Hilman, Optibase’s proposed nominee for class II (Proposal 2(C)), is, to its knowledge, an esteemed and professional individual, our Board recommends that shareholders vote FOR the election of Messrs. Simler and Oron and AGAINST the election of Mr. Hilman, for the reasons more fully detailed under “Reasons for the Board Recommendation” below.

        At the Meeting, it is proposed that the following resolutions be adopted:

        Proposal 2(A): “RESOLVED, that, effective immediately, Yaron Simler is hereby elected to the Board of Directors and be classified as class II director, who shall serve until the Annual General Meeting of the Shareholders to be held in 2011 or until a respective successor is duly elected and qualified.”

        Proposal 2(B): “RESOLVED, that, effective immediately, Yoram Oron is hereby elected to the Board of Directors and be classified as class II director, who shall serve until the Annual General Meeting of the Shareholders to be held in 2011 or until a respective successor is duly elected and qualified.”

        At the Meeting, it is also proposed, at Optibase request, that the following resolution be adopted:

        Proposal 2(C): “RESOLVED, that, effective immediately, Alex Hilman is hereby elected to the Board of Directors and be classified as class II director, who shall serve until the Annual General Meeting of the Shareholders to be held in 2011 or until a respective successor is duly elected and qualified.”

        Each of these nominees notified the Company that he/she complies with all requirements under the Companies Law for serving as a director. We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.

2 To our knowledge, Mr. Hilman does not currently beneficially own any of our shares. For details about compensation to be paid to said nominee, see Proposal 4 below. (3) For details about beneficial ownership of our shares held by the nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid (or to be paid) to this nominee, see above under the caption “Executive Compensation” above and Proposal 4 below.

Reasons for the Board Recommendations

        Our Board of Directors has carefully considered the different nominees for the class II directorships and determined to recommend to shareholders to vote FOR Proposals 2(A) and 2(B) and AGAINST Proposal 2(C). The decision of our Board of Directors to recommend to our shareholders to vote in this manner was the result of careful consideration by our Board of several factors, including, without limitation, the following:

—	The nominees presented by the Board for election at the Meeting (including the nominees for external directors as described in Proposal 3), together with our continuing directors, provide the Company with the requisite corporate, financial and industry experience. The Board nominees also reflect the Board’s belief that the Board should promote continuity and stability in governance and that directors familiar with the Company will be in a better position to contribute to the Company and may have a longer-term perspective.

—	From a corporate governance perspective, all of the nominees proposed by the Board, other than Mr. Simler, our Chief Executive Officer, are “independent directors” within the meaning of the NASDAQ rules.

—	The Board evaluated prospective Board nominees for, among other factors, the extent to which the interplay of the candidate’s skills, knowledge, expertise and background with that of other Board members will help build a Board that is effective in collectively meeting the Company’s strategic needs and serving the interests of the shareholders as a whole.

—	Mr. Yoram Oron serves as the Managing Partner of Vertex, which has a considerable equity interest in the Company. Moreover, Mr. Oron has served as our director from January 2001 to December 2005 and is therefore familiar with the Company’s business.

—	Mr. Simler is the Chief Executive Officer of Scopus and has served as our director since August 2005. As such, he is familiar with the Company, its technology, its business and its goals for the future.

        Although the Board is expressing no opinion on the matter, the Board suggests that shareholders also consider, among other things, that (1) in November 2008, the previously announced negotiations to acquire the business of Optibase have been terminated because our Board believed that the proposed transaction would not have been in the best interest of the shareholders, (2) Optibase has made allegations against the Company and the Board in connection with such termination, and (3) Mr. Hilman is a member of the board of directors of Optibase.

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, is required for the election of each of the foregoing nominees as directors.

        If all of the resolutions for the foregoing nominees will obtain the requisite majority, the nominees that receive the highest majority will be elected.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2(A) AND PROPOSAL 2(B).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 2(C).

PROPOSAL 3: ELECTION OF EXTERNAL DIRECTORS
(Items 3(A), 3(B) and 3(C) on the Proxy Card)

Background

        Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel, such as Scopus, are required to appoint at least two external directors to serve on their Board of Directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

        The external directors generally must be elected by the shareholders. The Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term and, in the case of public companies whose shares are listed on a non-Israeli exchange such as our Company, for additional terms under certain circumstances.

        Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Our Nominee for External Director

        At the Meeting, the Board proposes to approve the re-election of Louis Silver as external director, whose initial three-year term expires. A brief biography of Mr. Silver is set forth below. The following information is supplied with respect to Mr. Silver and is based upon the records of the Company and information furnished to it by the nominee.3

        Louis Silver has served as our external director since December 2005. Mr. Silver is a Principal of RP Capital Group, an alternative investment firm targeting investment opportunities in EEMEA, focusing on origination, negotiation and management of private investment opportunities. He has also provided services as a private banking consultant from January 2005 until January 2006. From August 2002 until April 2005, Mr. Silver acted as a legal and business development advisor to companies and individuals. From September 1996 until June 2002, Mr. Silver served as an advisor and counsel to Discount Bank & Trust Company. Since November 1999, Mr. Silver has served as a member of the Board of Directors of DSP Group, Inc.; since April 2002 he has served as a member of the Board of Directors of CEVA, Inc. Mr. Silver holds an A.B. from Harvard College, a LLB from Tel Aviv University School of Law and a LLM from New York University School of Law.

Optibase Nominees for External Directors

        Optibase also proposed to appoint Tali Yaron-Eldar and Moshe Ran as nominees for the position of external directors of the Company instead of Mr. Anghel and Mr. Silver.

3 For details about beneficial ownership of our shares held by the nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid (or to be paid) to this nominee, see above under the caption “Executive Compensation” above and Proposal 4 below.

        A brief biography of such director nominees is set forth below. The following information is supplied based upon information furnished to the Company by the nominee.4

        Tali Yaron-Eldar. Ms. Yaron-Eldar has served since January 2004 as the Chief Executive Officer of Arazim Investment Company. Ms. Yaron-Eldar serves on the boards of various companies. In addition, since March 2007, she has been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, Ms. Yaron-Eldar was a partner with the law firm Cohen, Yaron-Eldar & Co. Ms. Yaron-Eldar, has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an MBA specializing in finance and an L.L.M. from Tel Aviv University and is a member of the Israeli Bar Association.

        Moshe Ran. Dr. Ran is the founder and CEO of MostlyTek Ltd. since 2001. Formerly, Dr. Ran held prominent management and technical positions, including CTO of Portalium and Chief scientist of Telescicom. Dr. Ran has been an active member in standard bodies and technology–related partnerships including: W-DSL, BWIF, IEEE802.16, ETSI/BRAN, WWRF (Wireless World Research Forum) and Israel short-range consortium (ISRC). Dr. Ran is a senior member of IEEE. Dr. Ran serves as the director for international projects in Holon Institute of Technology (HIT) and director in A.Y.Y.T, the HIT’s technology transfer company since 2004, and as the Project Manager of IST-FP6 STREP project named UROOF. Fr. Ran holds a BSc. degree from Ben-Gurion University, and MSc degree and a PhD from Tel Aviv University Israel, all in Electrical Engineering.

Proposals 3(A), 3(B) and 3(C)

        Our Board of Directors proposes to (1) reelect Louis Silver (Proposal 3(A)), as external director and (2) elect Tali Yaron-Eldar as external director ( Proposal 3(B)), i.e., accept Optibase’s proposed nominee. Consequently, while our Board of Directors noted that Mr. Moshe Ran, Optibase’s other proposed nominee ( Proposal 3(C)), is, to its knowledge, an esteemed and professional individual, our Board recommends that shareholders vote FOR the election of Mr. Slver and Ms. Yaron-Eldar and to vote AGAINST the election of Mr. Ran, for the reasons more fully detailed under “Reasons for the Board Recommendation ” below.

        At the Meeting, it is proposed that the following resolutions be adopted:

        Proposal 3(A): “RESOLVED, that Louis Silver is hereby re-elected as external director of the Company for an additional three-year term, effective immediately.”

        Proposal 3(B): “RESOLVED, that Tali Yaron-Eldar is hereby elected as external director of the Company for a three-year term, effective immediately.”

        At the Meeting, it is also proposed, at Optibase request, that the following resolution be adopted:

        Proposal 3(C): “RESOLVED, that Moshe Ran is hereby elected as external director of the Company for a three-year term, effective immediately.”

        Each of these nominees notified the Company that he/she complies with all requirements under the Companies Law for serving as an external director. We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.

4 To our knowledge, these nominees do not currently beneficially own any of our shares. For details about compensation to be paid to said nominees, see Proposal 4 below.

Reasons for the Board Recommendations

        Our Board of Directors has carefully considered the different nominees for the external directorships and determined to recommend to shareholders to vote FOR Proposals 3(A) and 3(B) and AGAINST Proposal 3(C). The decision of our Board of Directors to recommend to our shareholders to vote in this manner was the result of careful consideration by our Board of several factors, including, without limitation, the following:

—	The function of external directors in an Israeli public company is highly important and sensitive. As members of the Audit Committee, the external directors participate not only in the important role of overseeing the Company’s accounting and financial reporting processes, but also review and, when appropriate, approve or reject affiliated transactions, such as transactions with controlling shareholders. For example, in order for the possible acquisition of Optibase business by Scopus to be approved, our Audit Committee, the majority of whose members are the external directors, must have approved it.

—	The reelection of Mr. Silver will better serve the Company and its shareholders due to his long acquaintanceship with the Company. Mr. Silver serves the Company since its initial public offering in 2005 and is familiar with the Company, its business and its goals for the future.

—	While the Board appreciates Mr. Ran credentials, the Board believed, following review of the statements he furnished to the Board, including of his financial education and background, that Mr. Silver and Ms. Yaron-Eldar will be more suitable to the position of external directors.

—	Our Board also considered all of the factors described in Proposal 2 under “Reasons for the Board Recommendation.”

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, is required for the approval of the resolution to elect each of the foregoing nominees as external directors, provided that one of the following shall apply: (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

        If all of the resolutions for the foregoing nominees will obtain the requisite majority, the nominees that receive the highest majority will be elected.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3(A) AND PROPOSAL 3(B).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 3(C).

PROPOSAL 4: DIRECTORS COMPENSATION
(Item 4 on the Proxy Card)

Background

        Pursuant to shareholders’ resolutions adopted on December 6, 2005 and on June 15, 2006, we granted each of our independent directors a compensation package that consisted of the following:

—	An annual fee in the amount of US$18,000;

—	A payment for each meeting that a director attends in person, in an amount in US$ equal to NIS 3,000;

—	Reimbursement of expenses; and

—	Options to purchase 20,000 Ordinary Shares of the Company, at an exercise price per share of $7.0, which is equal to the price per share determined in the initial public offering of the Company.

        Pursuant to shareholders’ resolutions adopted on October 16, 2007, our shareholders approved the same compensation package to Ms. Leitman, our class I director, except that the exercise price of the stock options was set to be equal to the closing sales price for the Company’s Ordinary Shares as quoted on NASDAQ on the last market trading day prior to the annual general meeting held on that date.

Proposal

        At the meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve a compensation package for the non-employee directors (including external directors), who are elected at the Meeting or that may serve the Company from time to time in the future, for their services as members of the Board of Directors, as follows:

1.	An annual fee in the amount of US$18,000 (eighteen thousand U.S. Dollars) plus VAT (the “Annual Fee”), against a valid invoice furnished by her to the Company. The Annual Fee will be paid in four quarterly equal installments upon completion of each three months period for the preceding three months period;

2.	A payment for each Board or committee meeting that a director attends in person, in an amount in US$ equal to NIS 3,000. Payment for execution of resolutions in writing and attending meetings by teleconference shall be made in accordance with the Companies Regulations (Rules regarding Compensation and Expenses for an External Director) – 2000 (the “Regulations”). The amounts in Section 1 and 2 shall be paid subject to the Company’s obligations to deduct taxes at source;

3.	Reimbursement of expenses incurred by the director in connection with his or her participation in the meetings, subject to the limitations of the Regulations and in accordance with the Company’s policy; and

4.	Options to purchase 20,000 Ordinary Shares of the Company, (the “Options”) at a strike price equal to the closing sales price for the Company’s Ordinary Shares (or the closing bid, if no sales were reported) as quoted on NASDAQ on the last market trading day prior to the Annual General Meeting. The Options shall vest in three equal installments at each anniversary of the commencement date. Vested Options shall not terminate by virtue of termination of office as a director. The Options will be granted pursuant to, and are subject to, the provision of the Company’s 2001 Amended and Restated Share Option Plan.”

        Please note that with respect to our external directors, the approval of the said compensation by our shareholders is required under the Companies Law only as it relates to the grant of stock options (section 4 above). Accordingly, and as permitted under the Companies Law, we will pay our external directors the said fees (but not grant any stock options) irrespective of such shareholder approval.

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, is required for the approval of the resolution to approve the directors’ compensation; except that with respect to the external directors, Section 4 of the proposed resolution will be adopted only if (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 4.

REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
AND AUDITORS’ REPORT

        The Report of Directors for the year ended December 31, 2007 and the audited consolidated Financial Statements of the Company and the Auditors’ Report in respect thereof for the year ended December 31, 2007, will be available for review by the shareholders at the Meeting. In accordance with applicable Israeli law, at the Meeting, the directors’ representative will answer appropriate questions relating to the above mentioned statements and reports.

        A soft copy of the Company’s Annual Report for the year ended December 31, 2007, is available on the Company’s website at www.scopus.net

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors,

David Mahlab	Yaron Simler
Chairman of the Board of Directors	Chief Executive Officer

December 1, 2008